Exhibit 4

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 8, 2014 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2014. The interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

2014 HIGHLIGHTS

•	The Company discovered a new zone of high grade mineralization, named the Gryphon zone, on the Wheeler River property. During the winter drill program, drill hole WR-556 intersected basement hosted uranium mineralization averaging 9.7% eU3O8 over 4.6 metres. The first follow-up hole, drill hole WR-560, also intersected high grade basement hosted uranium mineralization averaging 17.3% eU3O8 over 4.2 metres. The mineralization at the Gryphon zone is approximately 200 metres beneath the sub-Athabasca unconformity and is open in both strike directions and at depth. The Gryphon zone is located 3.0 kilometres northwest of the Phoenix deposit.

•	The Company reported several high grade intersections at Phoenix Zone A, on the Wheeler River property, including drill hole WR-548 which returned an assay of 36.83% U3O8 over 6.5 metres. These intersections have expanded the zone of higher grade mineralization at Phoenix Zone A.

•	In March, the first truckload of ore from Cigar Lake was received at the McClean Lake mill. Processing of the ore is scheduled to begin in the second half of 2014.

•	On April 14, 2014, Denison signed a definitive arrangement agreement with International Enexco Limited (“IEC”) to acquire all of the issued and outstanding common shares of IEC by way of a plan of arrangement (“IEC Arrangement”). The IEC Arrangement provides that IEC shareholders will exchange each IEC share for 0.26 of a Denison common share and a share in a company indirectly holding 100% of IEC’s Contact Copper Project and all other US mineral properties currently owned by IEC. IEC’s other assets include a 30% interest in the Mann Lake uranium exploration project, and a 20% interest in the Bachman Lake Joint Venture. The Mann Lake exploration project is operated by Cameco Corp. (52.5% interest) and is located 25 kilometres southwest of the McArthur River mine and is on trend between Cameco Corp.’s Read Lake project and Denison’s 60% owned Wheeler River project in the eastern Athabasca Basin. Upon completion of the IEC Arrangement, it is anticipated that IEC shareholders, other than Denison, will own approximately 2.1% of Denison.

•	On January 17, 2014, pursuant to a plan of arrangement (“Rockgate Arrangement”), Denison acquired the remaining 10.38% non-controlling interest in Rockgate Capital Corp. (“Rockgate”) it had not previously acquired under its takeover bid in fiscal 2013. Under the Rockgate Arrangement, Denison acquired the outstanding shares of Rockgate that were not already owned by Denison in exchange for 0.192 of a Denison common share for each Rockgate common share, resulting in the issuance of an additional 2.3 million shares of Denison. Denison now owns 100% Rockgate and the Falea uranium project in Mali.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of 43 projects and totals approximately 582,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

STRATEGY

Denison has built one of the strongest portfolios of strategic uranium deposits and properties, which includes an interest in a uranium milling facility, in the Eastern Athabasca Basin. Denison plans to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through successful exploration programs and corporate development activities to position the Company as a top-tier Athabasca Basin focused uranium industry investment.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at March 31, 2014	As at December 31, 2013
Financial Position:
Cash and cash equivalents	$20,151	$21,786
Short term investments	5,536	10,040
Long term investments	1,869	5,901

Cash, equivalents and investments	27,556	37,727
Working capital	24,581	29,391
Property, plant and equipment	266,755	281,010
Total assets	312,552	330,969
Total long-term liabilities	$39,232	$41,283

	2014	2013	2013	2013
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2
Results of Operations:
Total revenues from continuing operations	$2,174	$2,413	$2,801	$2,902
Net income (loss) from continuing operations	(12,667)	(30,459)	(45,477)	(2,430)
Basic and diluted earnings (loss) per share - from continuing operations	(0.03)	(0.06)	(0.10)	(0.01)

	2013	2012	2012	2012
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2
Results of Operations:
Total revenues from continuing operations	$2,291	$2,596	$2,496	$2,431
Net income (loss) from continuing operations	(5,469)	(4,605)	(9,651)	(1,699)
Net income (loss) from discontinued operations(1)	—	155	188	(50,361)
Basic and diluted earnings (loss) per share - from continuing operations	(0.01)	(0.01)	(0.03)	(0.01)
- from discontinued operations(1)	—	—	—	(0.13)

(1)	On June 29, 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) whereby it sold its subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”). In accordance with IFRS, the Company has restated the presentation of the applicable prior year’s statement of comprehensive income to include only the Company’s continuing operations in detail and to disclose the results of its U.S. Mining Division separately as a discontinued operation.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

RESULTS OF OPERATIONS

Revenues

Services and Other

Revenue from DES for the three months ended March 31, 2014 was $1,625,000 compared to $1,907,000 in the same period in 2013. Revenue decreased in 2014, due to a reduction in activity at certain care and maintenance sites, and the change in foreign exchange rates applicable on the translation of Canadian dollar denominated revenues.

Revenue from the Company’s management contract with UPC, for the three months ended March 31, 2014, was $549,000, compared to $384,000 in the same period in 2013. The revenue increase in 2014 is due to additional fees earned from UPC in connection with UPC’s purchase of additional uranium holdings.

Operating Expenses

Mining

In Canada, commissioning of the McClean Lake mill continued during the first quarter of 2014 with the Cigar Lake joint venture (“CLJV”) continuing to pay nearly all of the expenses under the terms of a toll milling agreement. The first shipment of ore to the McClean Lake mill from Cigar Lake was received during the first quarter and, together with further ore shipments, will be stockpiled until the mill restarts operations during the second half of 2014.

Denison’s share of operating costs in Canada, for the three months ended March 31, 2014, totaled $141,000 compared to $283,000 for the three months ended March 31, 2013. Operating costs decreased in 2014 primarily due to reductions in expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of the stand-by costs paid by the CLJV.

In Africa, the Company completed a site visit and detailed review of the recently acquired Falea project, in Mali. During the quarter, engineering studies, a metallurgical test work program and environmental programs originally initiated by Rockgate were also completed. Operating expenses in Africa for the three months ended March 31, 2014 totaled $695,000, and were primarily attributable to the Falea project. Operating expenses in Africa for the three months ended March 31, 2013, by comparison, totaled $45,000.

Services and Other

Operating expenses include costs relating to DES of $1,583,000 for the three months ended March 31, 2014, as compared to $1,937,000 for the same period in 2013. DES costs decreased in 2014, due to a reduction in activity at certain care and maintenance sites, and the change in foreign exchange rates applicable on the translation of Canadian dollar expenses.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development in Canada, Zambia, Mali, Namibia, Niger and Mongolia. While the Company has material interests in uranium projects in Asia and Africa, the Company is focused primarily on the Eastern Athabasca Basin, in Saskatchewan, Canada, with 43 projects covering 582,000 hectares.

Global exploration expenditures for the three months ended March 31, 2014 were $6,597,000 compared to $4,709,000 for the three months ended March 31, 2013 with nearly 95% of exploration expenditures being incurred in Canada during the first three months of 2014 as compared to roughly 89% of expenditures during the same period in 2013. The increase in global exploration expenditures in 2014 is due to an increase in exploration activity in Canada, offset somewhat by a reduction in exploration expenditures in other jurisdictions.

The Company’s land position in the Eastern Athabasca Basin is illustrated below:

•	Canada

Denison’s share of exploration spending on its Canadian properties totaled $6,254,000 for the three months ended March 31, 2014 as compared to $4,173,000 for the three months ended March 31, 2013. The following exploration activities were completed on the Company’s properties during the winter exploration program:

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

Canadian Exploration Activities – Winter Program (1)

Property	Ownership	Drilling	Other Activities
Wheeler River	60% Denison	14,650 metres (27 holes)	Geophysical surveys
Bell Lake	100% Denison	6,180 metres (11 holes)	Geophysical surveys
Black Bear	100% Denison	450 metres (2 holes)	—
Candle Lake	42.61% Denison(2)	—	Geophysical surveys
Crawford Lake	100% Denison	—	Geophysical surveys
Hatchet Lake	50% Denison(2)	2,030 metres (10 holes)	—
Johnston Lake	100% Denison	—	Geophysical surveys
McClean Lake	22.5% Denison	940 metres (3 holes)	—
Lynx Lake	56.82% Denison,	710 metres (1 hole)	—
Moore Lake	100% Denison	4,100 metres (10 holes)	Geophysical surveys
Park Creek	49% Denison	—	Geophysical surveys
Waterbury Lake	60% Denison	3,100 metres (9 holes)	—
Wolly	22.5% Denison	3,130 metres (17 holes)	—

Total		35,290 metres (90 holes)

(1)	The winter exploration program commenced in January 2014 and was completed in April 2014. As a result, a portion of the activities noted above, and discussed in additional detail below, are not reflected in the Company’s mineral property exploration expense for the three months ended March 31, 2014.
(2)	The Denison ownership in this project is as at Dec. 31, 2013. The partners in these projects are not funding the 2014 programs and are diluting their interest. As a result, Denison’s interest will increase.

Wheeler River

At Wheeler River, a total of 27 drill holes were completed during the winter program. Eleven drill holes were completed at Phoenix Zone A, and sixteen drill holes were completed on other targets, most of which were located along the K trend. The drilling activity along the K-trend resulted in the discovery of high grade basement hosted mineralization at the Gryphon zone.

At the Gryphon zone, drill hole WR-556 intersected basement hosted uranium mineralization averaging 9.7% eU3O8 over 4.6 metres, and a follow-up hole, drill hole WR-560, also intersected high grade basement hosted uranium mineralization averaging 17.3% eU3O8 over 4.2 metres. The mineralization at the Gryphon zone is at depths of approximately 700 to 800 metres below surface and is open in both strike directions and at depth. The Gryphon zone is located 3.0 kilometres northwest of the Phoenix deposit. Assay results are expected later in May.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

At Zone A of the Phoenix deposit, drilling focused on expanding the zone of higher grade mineralization. The highlight of the program was WR-548 which returned 36.83% U3O8 over 6.5 metres. The table below details the 2014 Phoenix Zone A drill results at a cut-off grade of 1.0% U3O8, except as noted:

Phoenix Deposit Zone A Intersections

	Assay
Hole Number	From	To	Length	% U3O8
WR-538[2]	393.0	398.0	5.0	2.92
and	404.0	407.0	3.0	1.17
and	408.5	411.0	2.5	0.74
WR-539	400.0	405.0	5.0	13.12
WR-541(1)(2)	397.6	408.2	10.6	0.22
WR-543(1)(2)	411.4	412.9	1.5	0.14
WR-545	401.7	405.2	3.5	24.47
WR-546	404.9	406.4	1.5	5.41
WR-548	406.8	413.3	6.5	36.83
WR-550	406.2	410.2	4.0	29.32
WR-555	404.5	407.5	3.0	15.99
WR-559(1)	404.5	406.8	2.3	5.26
and	408.7	410.5	1.8	1.60
WR-561A(2)	418.0	419.5	1.5	0.11

(1)	Grade is stated as %eU3O8 which is radiometric equivalent uranium from a total gamma down-hole probe.
(2)	Cut-off grade is 0.05% U3O8.

A new mineral resource estimate for the Phoenix deposit is being prepared, and will be followed by the filing of a technical report in accordance with the requirements of National Instrument 43-101. The Company expects it to be completed in June.

Other Properties

Denison participated in twelve other exploration programs (ten of which were operated by Denison) during the winter in the eastern Athabasca Basin, including eight drilling programs. All winter drilling activities are now complete, while some geophysical surveys are still underway.

Waterbury Lake – Exploration drilling was completed along the western strike extension of the Discovery Bay corridor, west of the J Zone uranium deposit, and also at the Oban target area, three kilometres north of the J Zone deposit. Weak uranium mineralization was intersected in one drill hole in the Discovery Bay corridor and in two drill holes at the Oban target area. The best down-hole probe result was WAT14-406A, at Oban, which intersected 0.09% eU3O8 over 3.0 metres from 250 to 253 metres at the sub-Athabasca unconformity. The mineralization is associated with graphitic fault zones and strong hydrothermal alteration. Denison is encouraged by these results as the zone is wide open along strike in both directions. A significant amount of follow up drilling will be required.

Hatchet Lake – A 2,030 metre, ten hole program of diamond drilling was completed. A broad zone of weak uranium mineralization was observed near the unconformity in drill hole RL-14-19, which intersected 0.025% U3O8 over 8.5 metres from 124.2 to 132.7 metres. Additionally, significant base metal mineralization comprised of 3.3% Pb, 0.27% Zn and 19.6 g/t Ag over 9.6 metres was intersected in drill hole RL-14-27 from 148.0 to 163.4 metres. Additional drilling is planned for the property in 2015.

Bell Lake – Eleven drill holes were completed during the winter program. Weak uranium mineralization was intersected in several holes, with the best down-hole probe results being returned from the Bell South grid area. Drill hole BL-14-22 intersected 0.028% eU3O8 over 2.5 metres from 517.1 to 519.6 metres at the sub-Athabasca unconformity, including 0.065% eU3O8 over 0.6 metres in a massive clay and hematite altered zone. Denison is encouraged by the volume of strong alteration in the sandstone and basement in several of the drill holes at Bell South, and follow up drilling is planned for 2015. Bell Lake is located along the Stony Rapids seasonal road, 37 kilometres northwest of the McClean Lake mill.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

Wolly and McClean Lake – At the AREVA Resources Canada Inc. operated Wolly and McClean Lake projects, a total of 4,070 metres of exploration drilling was completed in 20 drill holes. Significant alteration and structure in both the sandstone and basement was observed at the JEB South target area on the Wolly property.

•	Zambia

Exploration expenditures of $47,000 were incurred during the three months ended March 31, 2014, as the Company prepares for geological mapping, geochemical and trenching programs expected to be carried out later in the year on the Company’s Mutanga project. During the same three months in 2013, exploration expenditures totaled $195,000.

•	Mali

Exploration activities in Mali were minimal during the first quarter of 2014. As a result, exploration expenditures of only $29,000 have been incurred on the Falea project during the first three months of 2014. Geological field programs and geophysics are planned for the second quarter in Mali.

•	Namibia

In March 2014, Rio Tinto Mining and Exploration Limited (“Rio”) terminated its option to earn an interest in the Dome project under the provisions of an earn-in agreement between the parties. Rio discontinued activities at the site at the end of February 2014. The Company is evaluating options for moving forward with the Dome project.

•	Mongolia

Exploration expenditures on the Company’s GSJV properties totaled $247,000 for the three months ended March 31, 2014, compared to $341,000 for the three months ended March 31, 2013. Expenditures in Mongolia during the first quarter of 2014 and 2013 relate primarily to annual license payments required to maintain the GSJV properties in good standing while the Company continues to explore strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

General and Administrative

General and administrative expenses totaled $2,403,000 for the three months ended March 31, 2014 compared with $1,903,000 for the three months ended March 31, 2013. These expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. General and administrative expenditures were higher in 2014 primarily due to special project costs, as well as an increase over 2013 in the performance bonuses paid in the first quarter.

Impairment – Mineral Properties

During the quarter, the Company allowed some of its land holdings obtained through the acquisition of JNR Resources Inc., in 2013, to lapse. The Company has recognized an impairment charge of $1,658,000 during the three months ended March 31, 2014 to reflect the abandonment of these holdings.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

Other Income and Expenses

Other income (expense) totaled ($3,402,000) for the three months ended March 31, 2014 compared with ($929,000) for the three months ended March 31, 2013. The difference is primarily due to an increase in foreign exchange losses recognized during the three months ended March 31, 2014, partially offset by an increase in gains on the revaluation of investments to fair market value. The Company realized foreign exchange losses of ($4,115,000) during the three months ended March 31, 2014, as compared to foreign exchange losses of only ($80,000) during the three months ended March 31, 2013. The Company also recognized $664,000 in gains on investments carried at fair market value during the three months ended March 31, 2014, as compared to a loss of ($697,000) on investments during the three months ended March 31, 2013.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $20,151,000 at March 31, 2014 compared with $21,786,000 at December 31, 2013. The decrease of $1,635,000 was primarily due to cash used in operations of $9,195,000 and an unfavourable movement in foreign exchange rates, offset by cash provided by investing activities of $7,913,000.

Net cash used in operating activities of $9,195,000 in the three months ended March 31, 2014 is comprised of net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $4,887,000 in trade and other receivables and an increase of $1,452,000 in prepaid expenses and other assets, offset by an increase of $4,936,000 in accounts payable and accrued liabilities. The increase in trade and other receivables and accounts payable is due to the increase in activity at the McClean Lake mill.

Net cash provided by investing activities of $7,913,000 consists primarily of cash provided by the sale or maturity of debt instruments accounting for $8,608,000, offset by $336,000 in cash spent on property, plant and equipment, and $320,000 used to fund the Elliot Lake reclamation trust fund.

On January 31, 2014, the Company entered into a revolving term credit facility (the “Credit Facility”) for CAD$15,000,000. The use of the Credit Facility is restricted to the issuance of non-financial letters of credit and contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to $150,000,000. The Credit Facility terminates on January 31, 2015. At March 31, 2014, the Company is in compliance with the covenants of the Credit Facility, and CAD$9,698,000 of the Credit Facility was being used as collateral for certain letters of credit.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. Letters of credit issued under the Credit Facility are subject to a fee of 2.0% per annum and the balance is subject to a standby fee of 0.75%.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The management services agreement was entered into on April 1, 2013 and has a three-year term. The agreement may be terminated by either party upon the provision of 120 days written notice.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

Management fees were incurred with UPC for the periods noted:

	Three Months Ended
(in thousands)	March 31, 2014	March 31, 2013
Revenue
Management fees and commissions	$549	$384

During the three months ended March 31, 2014, Denison earned commissions, from the purchase of uranium by UPC, of $131,000. In 2013, there were no commission or transaction fees received from UPC. At March 31, 2014, accounts receivable includes $310,000 (December 31, 2013: $148,000) due from UPC with respect to the fees discussed above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to EFR as part of the sale of the U.S. Mining Division) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings, a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire. KEPCO is also entitled to nominate one director to Denison’s board of directors, so long as its share interest in Denison is above 5.0%. In January 2014, Mr. Eun Ho Cheong, KEPCO’s representative on Denison’s Board resigned and was replaced by Mr. Tae hwan Kim.

As at March 31, 2014, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 12.0%.

Denison also holds a 60% interest in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”). The other 40% interest in these entities is held by a consortium of investors (“KWULP”) of which KEPCO is the primary holder. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 70% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLUC and WLULP until September 30, 2015 in exchange for allowing Denison to carry out spending programs without obtaining the approval of 70% of the voting interest. As at March 31, 2014, KWULP has a funding obligation to WLUC and WLULP of CAD$802,000. Denison has recorded its proportionate share of this amount of $435,000 (CAD$481,000) as a component of trade and other receivables.

Other

During the three months ended March 31, 2014, the Company has incurred the following costs with related parties:

•	Investor relations, administrative service fees, and other expenses of $15,000 (2013: $31,000) incurred with a company owned by the Chairman of the Company, and having a common President. At March 31, 2014, an amount of $5,000 (December 31, 2013: $nil) was due to this company.

•	Legal fees and associated costs of $107,000 (2013: $207,000) incurred with a law firm where a director of the Company is a partner at the firm. At March 31, 2014, an amount of $77,000 (December 31, 2013: $82,000) is due to this law firm.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

The following compensation was awarded to key management personnel:

	Three Months Ended
(in thousands)	March 31, 2014	March 31, 2013
Salaries and short-term employee benefits	$640	$511
Share-based compensation	141	182

Key management personnel compensation	$781	$693

SUBSEQUENT EVENTS

Acquisition of International Enexco Limited

On April 14, 2014, Denison announced the signing of an agreement to acquire all of the issued and outstanding shares, options and warrants of IEC by way of the IEC Arrangement. IEC’s principal uranium assets include a 30% interest in the Mann Lake exploration project and a 20% interest in the Bachman Lake Joint Venture, both located in Saskatchewan, Canada. IEC also owns a subsidiary indirectly holding 100% of IEC’s Contact Copper project and its other US properties (“Spinco”). Denison currently owns 3,600,000 shares and 1,800,000 share purchase warrants of IEC and expects to complete the IEC Arrangement before June 30, 2014.

Under the terms of the IEC Arrangement, Denison will acquire all of the issued and outstanding IEC shares on the basis of 0.26 of a Denison share for each IEC share. Any outstanding warrants and options of IEC as of the completion of the IEC Arrangement will be exchanged for options and warrants of Denison adjusted with reference to the exchange ratio of 0.26. The Denison options received as a result of this exchange will expire 90 days after the completion of the IEC Arrangement while the new Denison warrants will expire in accordance with the expiry dates of the existing IEC warrants. Upon completion of the IEC Arrangement, it is anticipated that IEC shareholders, other than Denison, will own approximately 2.1% of Denison

As part of the Arrangement, IEC’s shareholders will also receive a pro rata distribution of Spinco shares on a one-for-one basis and one-half of a warrant to acquire an additional Spinco share, exercisable for 6 months, at a price of CAD$5.00 for each whole share to be acquired. Each holder of IEC options and warrants will also receive replacement options and warrants, as the case may be, from Spinco with the same terms and conditions as the IEC options and warrants being replaced.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At May 8, 2014, there were 485,288,100 common shares issued and outstanding, stock options exercisable for 8,957,814 Denison common shares, and warrants exercisable for 704,675 Denison common shares for a total of 494,950,589 common shares on a fully-diluted basis.

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s first fiscal quarter of 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

OUTLOOK FOR 2014

The Company’s exploration, development and operation plans for 2014 remain largely unchanged at the end of the first three months of the year. The Company has completed a significant winter exploration program in Canada and plans to follow up with a summer exploration program on certain high priority projects.

(in thousands)	Current Budget (1)	Actual to March 31, 2014(3)
Canada (2)
Mineral sales	$1,155	—
Toll milling fees	850	—
Exploration	(14,276)	(6,222)
Development/operations	(1,564)	(141)

	(13,835)	(6,363)
Africa
Mali	(2,000)	(858)
Zambia	(1,830)	(365)

	(3,830)	(1,223)
Asia
Mongolia	(962)	(467)
Services and Other (2)
Management fees and commissions	1,996	549
Environmental services	604	5
Corporate general and administration	(4,433)	(1,269)

	(1,833)	(715)

Total	$(20,460)	$(8,768)

(1)	Only Denison’s material operations are shown in the above table.
(2)	Budget figures have been converted using a US$ to CAD$ exchange rate of 0.95.
(3)	The Company budgets on a cash basis. As a result, the actual figure represents a non-GAAP measure and excludes non-cash depreciation and amortization amounts of $205,000.

Canada

Mineral Property Exploration

The Company is planning to spend approximately CAD$15,000,000 on exploration activities in Canada during 2014. At this time, the winter portion of the 2014 exploration program has been completed. Denison is planning to carry out additional geophysical surveying on several properties and is also planning to carry out further drilling on five projects, of which Wheeler River will continue to be the primary focus. Drilling at Wheeler River will continue to be focused on the K trend, including follow-up at the Gryphon zone discovery. Approximately 15,000 metres of drilling is planned at Wheeler River during the summer program.

In addition to the Wheeler River program, summer drill programs are also planned at Crawford Lake, Bachman Lake, Packrat and McClean Lake. At Crawford Lake, 3,550 metres of drilling is planned for six drill holes to evaluate geophysical targets and follow up on drilling results in 2013. Drilling at Bachman Lake will consist of 3,050 metres in five drill holes to evaluate geophysical targets there. At Packrat, a four hole, 800 metre drilling program is planned to follow-up on weak uranium mineralization intersected in 2013. McClean Lake is also planning a five hole, 1,500 metre, drilling program.

Development/Operations

At McClean Lake, the expansion of the mill from 13 to 24 million pounds annual U3O8 capacity is being fully funded by the CLJV and is well underway. First ore from the Cigar Lake mine was received during the first quarter and processing of ores from the McClean Lake SABRE program and from Sue B, blended with Cigar Lake ore, is scheduled to begin during the second half of 2014. Denison’s share of operating and capital expenditures at the mill in 2014 is estimated at CAD$1.1 million. Denison’s expenditures are expected to be offset by revenue from the sale of approximately 30,000 pounds U3O8, recovered from McClean Lake ores processed at the mill, and from toll milling fees. Total revenue from operations is projected at CAD$1.9 to 2.4 million.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

Due to low uranium prices, the Midwest and McClean underground projects will continue to remain on stand-by in 2014. Total expenditures on these projects is budgeted at CAD$0.9 million (Denison’s share, CAD$212,000). While significant milestones were achieved by the McClean joint venture in the development of the SABRE mining technology in 2012 and 2013, a decision was made by the joint venture to put this program on stand-by. As a result, SABRE expenditures are expected to be reduced in 2014 to CAD$650,000 (Denison’s share, CAD$146,000).

International

On its wholly owned Mutanga project in Zambia, the Company plans to carry out further geological mapping, geochemical and trenching programs to follow up on the results of the work completed in 2013. The Zambian program is estimated to total $1.8 million.

On its wholly owned Falea project in Mali, the Company is planning to carry out geological field programs and metallurgical test work. The Mali program is estimated to total $2.0 million.

In Mongolia, the 2014 expenditures are estimated to total $1.0 million.

Other Activities

Revenue from operations at DES is budgeted at CAD$7.0 million and operating expenses are forecast to be CAD$6.3 million for 2014. Capital expenditures and reclamation funding are projected to be CAD$0.7 million.

Management fees from Denison’s contract with UPC are budgeted at CAD$2.1 million in 2014.

Corporate administration expenses are forecast to be CAD$4.6 million in 2014 and include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 14, 2014 available at www.sedar.com, and in the Company’s Form 40-F available at http://www.sec.gov/edgar.shtml.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and its Form 40-F available at http://www.sec.gov/edgar.shtml.